Exhibit (a)(1)(H)

Form of End of Exchange Offer Program Notice

Subject: Expiration of Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Date: [          ]

Dear [          ],

At 11:59 p.m., Eastern Time, on May 29, 2009, we closed our Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Option Exchange Program”). Please note, the Trailing Average Price (as defined in the Option Exchange Program related documents) was $[     ]. Accordingly, the following stock options, with exercise prices equal to or greater than $[          ] (“eligible options”), were properly tendered by you before the Option Exchange Program closed and have been accepted by us for participation in the Option Exchange Program:

Number of Shares of
		Exercise Price Per	Common Stock
Original Grant Date	Option Number	Share	Underlying Option

These eligible options have been cancelled, and you no longer have any rights with respect to them. In exchange for such cancelled eligible options, you will receive new stock options, in accordance with the terms and conditions of the Option Exchange Program, with exercise prices of $[     ] and a grant date of May 29, 2009. We will be issuing your new stock option agreements shortly and expect that your E*Trade account will be updated promptly.

If you have any questions, please contact Donna Rossi by telephone at (781)-430-3207 or by email at optionexchange@irobot.com.